

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2012

Via E-Mail
Mr. Fredrik J. Eliasson
Chief Financial Officer
CSX Corporation
500 Water Street, 15th Floor
Jacksonville, Florida 32202

   Re: CSX Corporation
     Form 10-K for the Year Ended December 30, 2011
     Filed February 21, 2012
     File No. 001-08022

Dear Mr. Eliasson:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Linda Cvrkel

      Linda Cvrkel
      Branch Chief